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                 October 18, 2021

       Sean Woolverton
       Chief Executive Order and Director
       SILVERBOW RESOURCES, INC.
       920 Memorial City Way
       Suite 850
       Houston, Texas 77024

                                                        Re: SILVERBOW
RESOURCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed October 8,
2021
                                                            File No. 333-260142

       Dear Mr. Woolverton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Hillary Holmes